Paracap Corporation

c/o Catalyst Capital

Unit 232, 2498 W. 41st Avenue

Vancouver, BC. V6M 2A5

United States Securities and Exchange Commission

Washington. D.C. 205494

Attention: William H. Thompson

Accounting Branch Chief

RE: Paracap Corporation

Form 8-K

Filed September 26, 2013

File No. 0-51975

January 27, 2014

Dear Mr. Thompson,

We have received the comment letter from the SEC dated September 30, 2013. The Company is working to resolve the comments and will have done so within 30 days.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Xing Cheng Yao